Exhibit 99.3
Press Release
Silicon Valley Entrepreneur Raju Vegesna’s Investment Partnership to infuse Rs 1721 million into Sify in addition to acquiring Satyam’s 31.61% share
Investment a vote of confidence in company’s performance and future
     Chennai, Thursday, November 10th, 2005. Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, network and eCommerce services company, and Satyam Computer Services Limited (NYSE:SAY), announced today the acquisition of Satyam’s 31.61% of Sify’s shares for US $5.60 per share in cash by Infinity Capital Ventures, LP, a company controlled by Silicon Valley entrepreneur Raju Vegesna. The total purchase price for the Satyam shares is US $62.6 million.
     In a separate transaction, Infinity Capital also agreed to purchase directly from Sify approximately 6.7 million newly-issued shares at a purchase price of Rs 256.09 (about US $5.60) per share in cash. The closing of the direct purchase from Sify, representing an additional investment of Rs 1721 million (about US $ 37 million at an exchange rate of Rs 45.73), is expected to occur in late 2005 upon receipt of stockholder and regulatory approvals. The sale of the Satyam shares has been completed and is not contingent on the Sify issuance. The total position will represent approximately a 40% ownership interest in Sify.
     Commenting on the acquisition of Satyam’s shares in Sify, Mr. Raju Vegesna said, “Sify has done very well to innovate and grow its businesses in Internet and network services in India. The company represents the right fit in terms of market opportunity, innovation and leadership in this fast growing market, and I am excited at the prospect of helping Sify realize its great potential by building upon its market-leading iWay cyber café and Enterprise Solutions business segments while further exploiting Sify’s expertise in Internet and network technologies.”
     Mr. Vegesna further noted that, “Sify’s existing core businesses provide a strong platform for future growth both organically and through possible acquisitions — growth that I hope to help enable with, among other things, the infusion of Rs 1721 Million in new capital, strategic inputs and assistance in developing alliances with other innovators in this space. Among other things, these contributions should help Sify leverage its expertise and experience into new business opportunities by supporting the company’s efforts to expand its international operations.”
     Commenting on the transaction Mr. B. Ramalinga Raju, Chairman of Satyam Computer Services Ltd., said, “The move would enable Satyam to further focus on its core business and unlock the value of its investment. Leveraging Satyam’s brand and committed support, Sify has emerged as a strong player in the data and network space in India. I am sure that Sify’s management team will continue to scale up Sify’s growth with the active support of the new investor.”
     Satyam’s divestiture is in line with its stated objective to emerge as pure play IT services and Solutions Company. As against its original investment of US $ 5 million in Sify, Satyam has received a total consideration of about US $117 million till date, making it a highly successful and value creating investment for Satyam’s shareholders.
     Mr R Ramaraj, MD & CEO of Sify Limited said, “We have always enjoyed a strong supportive relationship with Satyam. We are particularly happy that Satyam is divesting to a strategic investor with a long-term interest in Sify’s growth and future. We look forward to working closely with Mr Raju Vegesna to build on Sify’s track record of growth, quality standards and innovative services, and to continue to lead the market in India and internationally.”
     Sify has zero debt and will have cash on hand of about Rs 2863 million (about US $62 million at an exchange rate of Rs45.73) post infusion. With this additional investment of Rs 1721 million, Sify’s equity base will expand by 6.7 million shares for a total of 44.8 million shares on a fully diluted basis including stock options outstanding. In connection with the transaction, Sify agreed to appoint Mr. Vegesna as Chairman, and an additional person to be designated by him to its board of directors.
     The company, already a leader in its key lines of business, now has additional resources and capital to build on its leadership position for growth and profitability. Sify will continue to focus on three broad areas: consumer services including portals and Internet access, corporate services and international IT infrastructure management services. The company will look at investing to enhance its capability in the portals space, in network expansion and quality of service delivery, innovative service products and acquisitions for growth.
About Raju Vegesna:
     Raju Vegesna is a highly respected Silicon Valley entrepreneur who has founded several leading edge technology companies, including ServerWorks Corporation, which was acquired by Broadcom in 2001 for a total consideration of approximately $1.8 billion. After that acquisition, post a brief stint with Broadcom, Mr. Vegesna founded and currently serves as CEO and Chairman of ServerEngines, LLC, a rapidly growing Silicon Valley-based company engaged in the development of innovative enterprise computing products. Mr. Vegesna’s proven track record gives ample evidence of his widely acknowledged determination, management acumen, technical expertise, and creativity.
     Mr. Vegesna, who is also an active investor in emerging and key technology companies, believes that India has tremendous growth potential and will emerge as a strong competitor to developed nations – indeed, as a major global economic force — within the next 15 to 20 years. He anticipates that this economic growth will be accompanied by rapid penetration of technology into people’s everyday lives, as is already evident in the large and growing mobile phone subscriber base in India, and that growth in Internet penetration as the preferred channel for voice and data communication will soon follow, given the Indian government’s focus on ensuring Internet penetration to enhance economic competitiveness and growth. Mr. Vegesna is excited at the prospect of partnering with Sify in this evolving and rapidly growing market opportunity, as well as in leveraging Sify’s capabilities internationally.
About Satyam Computer Services:
     Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 22,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and near shore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 429* global companies, of which 149* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 53 countries, across six continents. For more information visit us at: www.satyam.com
About Sify Limited:
     Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 146 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 132 cities and towns. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
     For more information about Sify, visit www.sifycorp.com
Forward Looking Statements:
     This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
     For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended June 30, 2005 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

91-44-2254 0770 Ext. 2013	646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com